Exhibit 21.1
CONSOLIDATED EDISON, INC.
SUBSIDIARIES

1.     Consolidated Edison Company of New York, Inc., a New York corporation.

Pursuant to Item 601(b)(21) of Regulation S-K, the names of other subsidiaries of Consolidated Edison, Inc. which considered in the aggregate as a single subsidiary would not constitute a “significant subsidiary” (as defined under Rule 1-02(w) of Regulation S-X) as of December 31, 2023, have been omitted.